

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2011

Via Email
Andrew J. Schultheis
General Counsel
Sterling Financial Corporation
111 North Wall Street
Spokane, WA 99201

> **Re:** **Sterling Financial Corporation**
> **Post-Effective Amendment No. 5 to Registration Statement on Form S-1 on**
> **Form S-3**
> **Filed October 3, 2011**
> **File No. 333-169579**

Dear Mr. Schultheis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 5 to Form S-1 on Form S-3

General

1. We note your response to comment 1 in our letter dated September 26, 2011. Please revise to disclose whether you obtained an opinion of counsel—or other interpretive guidance, such as a private letter ruling from the IRS—in determining that an "ownership change" has not occurred.

Exhibit 5.1

2. We note your response to comment 6 in our letter dated September 26, 2011. Please arrange for counsel to clarify that the opinion speaks as of the effective date of the post-effective amendment. The opinion should be updated for any material changes or events

occurring subsequent to filing and prior to the effective date of the post-effective amendment.

3. Please arrange for Witherspoon, Kelly, Davenport & Toole to remove the qualification in the last sentence of the penultimate paragraph on page 2 (i.e., "To the extent that the laws of any other jurisdiction govern ….").

4. We note that with respect to matters governed by the laws of the State of New York, Witherspoon, Kelly, Davenport & Toole relies on the opinion of Davis Polk & Wardwell LLP. Please file the opinion of Davis Polk & Wardwell LLP as an exhibit to the post-effective amendment.

Exhibit 8.1

5. Please refer to comment 2 above and arrange for Davis Polk & Wardwell LLP to revise the tax opinion in a similar manner.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Counsel

cc: Sarah K. Solum, Esq.
       Nicholas M. Janof, Esq.
         Davis Polk & Wardwell LLP